

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2013

Via E-mail
Ms. Lourdes A. Leon Guerrero
President and Chief Executive Officer
BankGuam Holding Company
111 West Chalan Santo Papa
Hagatna, Guam 96910

> **Re:** **BankGuam Holding Company**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 21, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 10, 2013**
> **File No. 000-54483**

Dear Ms. Guerrero:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief